SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .]

POSCO is furnishing under cover of Form 6-K:

Ex 99.1:
An English-language translation of Interim Report for the period January 1, 2008 to June 30, 2008, submitted to Financial Supervisory Commission of Korea and Korea Exchange. Interim Report followed by Non-consolidated financial statement. POSCO will schedule to file Form 20-F by the end of June.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)
Date August 13, 2008	By	/s/ Lee, Dong-Hee
(Signature)*
*Print the name and title under the signature of the signing officer.		Name:	Lee, Dong-Hee
		Title:	Senior Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description

99.1
An English-language translation of Interim Report for the period January 1, 2008 to June 30, 2008, submitted to Financial Supervisory Commission of Korea and Korea Exchange. Interim Report followed by Non-consolidated financial statement. POSCO will schedule to file Form 20-F by the end of June.